Exhibit 5.1

GREENBERG TRAURIG, LLP

3161 Michelson Drive, Suite 1000

Irvine,  CA 92612

November 21, 2007

Elixir Gaming Technologies, Inc.

1120 Town Center Drive, Suite 260

Las Vegas, NV  89144

Re:                          Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Elixir Gaming Technologies, Inc. (the “Company”) in connection with the registration by the Company of 3,250,000 shares (“Shares”) of common stock, $0.001 par value per share (the “Common Stock”) of the Company pursuant to a Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 21, 2007 (the “Registration Statement”).

For purposes of rendering this opinion, we have examined originals or copies of such documents and records as we have deemed appropriate. In conducting such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us as copies.

Based upon and subject to the foregoing and the effect, if any, of the matters discussed below, after having given due regard to such issues of law as we deemed relevant, we are of the opinion that the Shares, when issued, delivered and paid for in accordance with the relevant agreements, as applicable, will be legally issued, fully paid and non-assessable.

We are furnishing this opinion to the Company solely in connection with the Registration Statement. This opinion may not be relied on by, nor copies delivered to, any other person or entity without our prior written consent. Notwithstanding the preceding sentence we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to its use and part of the Registration Statement.

Very truly yours,

/s/ GREENBERG TRAURIG, LLP